
Mail Stop 3720

July 2, 2009

Via U.S. Mail and facsimile to (516) 622-7510

Ms. Nancy Li
Chief Executive Officer
JumpTV Inc.
1600 Old Country Road
Plainview, New York 11803

> Re: **JumpTV Inc.**
> **Registration Statement on Form 10/A**
> **Filed on April 9, 2009, and as amended on June 23, 2009**
> **File No. 000-53620**

Dear Ms. Li:

    We have reviewed your response letter submitted on June 23, 2009 and your Form 10/A, and we have the following comment. We welcome any questions you may have about our comment or any other aspect of our review.

Registration Statement on Form 10/A, Amendment No. 3

Item 2. Financial Information, page 19

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 26

1.   Please revise the sixth full paragraph on page 27 to provide disclosure regarding the organic cost of services for the fiscal year ended December 31, 2008 as compared to the fiscal year ended December 31, 2007. The present disclosure is

duplicative of that found on page 30, which compares results for the quarter ended March 31, 2009 with the same period in 2008.

* * * *

Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. As appropriate, please amend your Form 10 in response to these comments. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffat, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director